SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

Filed by the Registrant   þ
Filed by a Party other than the Registrant   £
Check the appropriate box:

£ Preliminary Proxy Statement

£ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

R Definitive Proxy Statement

£ Definitive Additional Materials
£ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

Radio One, Inc.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

£ No fee required.

£ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

£ Fee paid previously with preliminary materials.

£ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, schedule or registration statement no.:

(3) Filing party:

(4) Date filed:

Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
301-429-3200

April 22, 2016

Dear Fellow Stockholder:

You are cordially invited to attend the 2016 annual meeting of stockholders of Radio One, Inc. ("Radio One"), to be held on Thursday, June 2, 2016 at 9:30 a.m. Eastern Time, at The Doubletree Hotel at 8727 Colesville Road, Silver Spring, Maryland 20910.

At this meeting, the Class A and Class B shareholders will be asked to vote on several proposals, all of which are described in detail in the attached proxy statement. Also made available are Radio One's Annual Report on Form 10-K for the year ended December 31, 2015 and, if you are a holder of Class A or Class B common stock, a proxy card.

Whether or not you plan to attend the annual meeting in person, if you are a Class A or Class B shareholder, it is important that your shares be represented and voted at the meeting. Thus, we are offering you three voting methods apart from in person attendance: (i) by proxy; (ii) by internet voting; and (iii) by phone voting.

If you choose to vote by proxy, after reading the attached proxy statement, please complete, sign, date and promptly return the proxy card in the enclosed self-addressed envelope. No postage is required if it is mailed in the United States. Submitting the proxy will not preclude you from voting in person at the annual meeting should you later decide to do so. Your cooperation in promptly returning your completed proxy is greatly appreciated.

In addition to voting by proxy, you may use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time June 1, 2016. Online voting is available at www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Similarly, you may vote by phone by dialing 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time June 1, 2016. Have your proxy card in hand when you call and then follow the instructions.

We look forward to seeing you at the annual meeting.

Sincerely,



Alfred C. Liggins, III
Chief Executive Officer

Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
301-429-3200

_____

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 2, 2016

_____

NOTICE IS HEREBY GIVEN that the 2016 annual meeting of stockholders of Radio One, Inc., a Delaware corporation ("Radio One"), will be held on Thursday, June 2, 2016 at 9:30 a.m. Eastern Time, at The Doubletree Hotel at 8727 Colesville Road, Silver Spring, Maryland 20910 to consider and act upon the following matters:

(1) The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2017 annual meeting of stockholders or until their successors are duly elected and qualified.

(2) The election of Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong and Ronald E. Blaylock as directors to serve until the 2017 annual meeting of stockholders or until their successors are duly elected and qualified.

(3) The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for Radio One for the year ending December 31, 2016.

(4) The transaction of such other business as may properly come before the 2016 annual meeting or any adjournment thereof.

At this time, the board of directors is not aware of any other business that will be presented for consideration at the 2016 annual meeting.

The Board of Directors Unanimously Recommends that the Stockholders Vote "For" each of Proposals 1, 2 and 3 to be presented at the Annual Meeting.

Only Class A and Class B stockholders of record at the close of business on April 14, 2016 will be entitled to vote at the 2016 annual meeting or any adjournment thereof. A list of stockholders entitled to vote at the 2016 annual meeting will be available for inspection by any stockholder, for any reason germane to the meeting, during ordinary business hours during the ten days prior to the meeting at Radio One's offices at 1010 Wayne Avenue, Silver Spring, Maryland 20910. If you wish to view the list of stockholders, please contact Linda J. Vilardo, Radio One's Assistant Secretary, at (301) 429-3200.

We hope that you will be able to attend the 2016 annual meeting in person. However, whether or not you plan to attend, if you are a holder of Class A or Class B common stock, please vote by completing, dating, signing, and returning the enclosed proxy card promptly to ensure that your shares are represented at the meeting. If you do attend the meeting, you may revoke your proxy if you wish to vote in person. The return of the enclosed proxy card will not affect your right to revoke your proxy or to vote in person if you do attend the meeting. As noted above, you may also vote by internet or by phone by following the instructions on your proxy card.

By Order of the Board of Directors,



Linda J. Vilardo
Assistant Secretary

Dated: April 22, 2016

Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
301-429-3200
_____

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 2, 2016
THE DOUBLETREE HOTEL
8727 COLESVILLE ROAD, SILVER SPRING, MARYLAND 20910

QUESTIONS AND ANSWERS ABOUT THIS ANNUAL MEETING

In this proxy statement, Radio One, Inc. is referred to as "we," "us," "our," "Radio One" or "the Company."

Q: Why did I receive this proxy statement?

You received this proxy statement because our board of directors is soliciting your proxy to vote at our annual meeting of stockholders (including any adjournment or postponement of the annual meeting). The annual meeting will be held on Thursday, June 2, 2016, at 9:30 a.m. Eastern Time, at The Doubletree Hotel at 8727 Colesville Road, Silver Spring, Maryland 20910. This proxy statement and a copy of our Annual Report on Form 10-K for the year ended December 31, 2015 are first being mailed or otherwise made available on or about April 22, 2016 to stockholders of record at the close of business on April 14, 2016.

Q: What am I voting on?

You are being asked to consider and vote on the following:

(1) The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2017 annual meeting of stockholders or until their successors are duly elected and qualified *(Proposal 1)*;

(2) The election of Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong and Ronald E. Blaylock as directors to serve until the 2017 annual meeting of stockholders or until their successors are duly elected and qualified *(Proposal 2)*; and

(3) The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for Radio One for the year ending December 31, 2016 *(Proposal 3)*.

No matters other than those referred to above are presently scheduled to be considered at the meeting.

Q: Who is entitled to vote?

Shareholders of record of Class A and Class B common stock at the close of business on April 14, 2016, the record date, will be entitled to vote at the meeting. As of April 14, 2016, there were 1,916,701 shares of Class A common stock and 2,861,843 shares of Class B common stock issued, outstanding and eligible to vote. Each share of Class A common stock is entitled to *one non-cumulative vote* and each share of Class B common stock is entitled to *ten non-cumulative votes*.

Q: What is a shareholder of record and what is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer, you are considered the shareholder of record with respect to those shares, and the notice was sent directly to you by the Company. If you request printed copies of the proxy materials by mail, you will receive a proxy card.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the "beneficial owner" of shares held in "street name," and a notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

Q: How do I vote?

You may attend the meeting and vote in person or you can vote by proxy, internet or phone. To vote by proxy, sign and date each proxy card you receive and return it to us by mail in the postage-paid envelope provided. The instructions for voting are contained on the enclosed proxy card. The individuals named on the card are your proxies. They will vote your shares as you indicate. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted as follows:

- Proxies received from the holders of Class A common stock will be voted **FOR:**

All of the nominees for Class A director (for which holders of Class B common stock are not eligible to vote).

- Proxies received from holders of Class A common stock and Class B common stock will be voted **FOR:**

(i) All of the other nominees for director;

(ii) Ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for Radio One for the year ending December 31, 2016; and

(iii) At the discretion of the proxies, on any other matter that may be properly brought before the meeting.

In addition to voting by proxy, you may use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time June 1, 2016. Online voting is available at www.proxyvote.com. Please have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Similarly, you may vote by phone by dialing 1-800-690-6903. You may use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time June 1, 2016. Please have your proxy card in hand when you call and then follow the instructions.

Votes may be cast in favor of or in opposition to each proposal or, in the case of the election of directors, votes may be cast in favor of the election of each nominee or withheld. Other than in the election of directors, abstentions may be specified on each proposal. Abstentions, instructions to withhold voting authority and broker non-votes are not deemed to be votes cast and, accordingly, will have no effect on the outcome of the voting.

Q: How do I change my proxy?

You may change or revoke your proxy at any time before the meeting by either notifying our Assistant Secretary or returning a later-dated proxy. You may also revoke your proxy by voting in person at the annual meeting. The address of our Assistant Secretary is 1010 Wayne Avenue, 14th Floor, Silver Spring, Maryland 20910, Attention: Linda J. Vilardo. If your shares are held in the name of a broker, bank or other record holder (*i.e.,* in "*street name*"), you must either direct the record holder of your shares how to vote your shares or obtain a proxy from the record holder to vote at the meeting.

Q: What does it mean if I obtain more than one proxy card?

If you receive more than one proxy card it means you hold shares registered in more than one account. Sign and return all proxy cards to ensure that all of your shares are voted.

Q: What are the voting rights of the Class A common stock and the Class B common stock?

On each matter submitted to a vote of our shareholders, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Members of our board of directors are elected by a plurality of votes cast. This means that the nominees that receive the most votes cast will be elected to the board, even if they do not receive a majority of votes cast. At the close of business on April 14, 2016, there were 1,916,701 outstanding shares of our Class A common stock and 2,861,843 outstanding shares of our Class B common stock. Accordingly, a total of 30,535,131 votes may be cast at the meeting. Class C and Class D common stock are not entitled to vote on any proposal presented at the meeting.

Q: What constitutes a quorum?

A quorum exists when the holders of a majority of the outstanding shares of Radio One voting common stock are present at the meeting in person or by proxy. A quorum is necessary to take action at the meeting. Abstentions, instructions to withhold voting authority and broker non-votes are counted as present for purposes of determining whether there is a quorum. A broker non-vote occurs when a nominee, who holds shares for a beneficial owner, does not vote on a proposal because the nominee does not have discretionary voting power and has not received voting instructions from the beneficial owner. In the event that a quorum is not obtained at the meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

If a quorum is not present, the shareholders present in person or by proxy may adjourn the meeting to another time or place. Unless the adjournment is for more than 30 days or a new record date is set for the adjourned meeting, no further notice of the adjourned meeting need be given. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting.

Q: How many votes are needed for approval of each proposal?

If a quorum is present at the meeting:

• the affirmative vote of a plurality of the votes cast by all eligible holders of Class A common stock will be necessary for the election of Terry L. Jones and Brian W. McNeill as Class A directors;

• the affirmative vote of a plurality of the votes cast by all eligible holders of Class A common stock and Class B common stock will be necessary for the election of the remaining director nominees;

• the affirmative vote of a majority of the votes cast by all eligible holders of Class A common stock and Class B common stock will be necessary for the ratification of the appointment of the independent registered public accounting firm;

Q: How do our officers and directors intend to vote?

We have been advised by various members of management and the board of directors who, in the aggregate, hold or otherwise have voting power with respect to 672,900 shares of Class A common stock and 2,861,843 shares of Class B common stock (together representing approximately 96% of the votes possible) that they intend to vote such shares in favor of each of the proposals to be presented for consideration and approval at the meeting. Further, we are a "controlled company" under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the board and Secretary, and Alfred C. Liggins, III, our CEO and President. Ms. Hughes and Mr. Liggins together hold shares of stock representing approximately 96% of the votes possible.

Q: What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

• Indicate when voting on the internet or by telephone that you wish to vote as recommended by the board of directors; or

• Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in "street name" and do not provide the organization that holds your shares with specific voting instructions then, under applicable rules, the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote".

Q: Which ballot measures are considered "routine" or "non-routine"?

The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2016 (Proposal No. 3) is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal No. 3.

Q: Who can attend the Annual Meeting?

All shareholders as of April 14, 2016 can attend.

Q: Who will pay the cost of this proxy solicitation?

We will pay all expenses incurred in connection with this proxy solicitation. We will solicit proxies by mail, and the directors, officers and employees of Radio One may also solicit proxies by telephone, facsimile, telegram or in person. Those persons will receive no additional compensation for these services, but will be reimbursed for reasonable out-of-pocket expenses.

Q: Who will count the votes?

Votes cast by proxy or in person at the meeting will be tabulated by the inspectors of election appointed for the meeting.

Q: Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company is required to file with the SEC within four business days following the Annual Meeting.

PROPOSAL 1 — ELECTION OF CLASS A DIRECTORS
(CLASS A COMMON STOCK ONLY)

Two Class A directors will be elected at the 2016 annual meeting to serve until the 2017 annual meeting. The two nominees are Terry L. Jones and Brian W. McNeill. Each of them is an incumbent director. Each of Mr. Jones and Mr. McNeill qualifies as an independent director as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. These nominees have consented to serve if elected, but should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by the board of directors. To be elected, each nominee must receive the affirmative vote of a plurality of the votes cast by the holders of the Class A common stock. There is no cumulative voting for the board of directors. Following is certain biographical information about the nominees for Class A director.

**The Board Unanimously Recommends that You Vote "For" each of the Persons
Nominated for Class A Director in Proposal 1.**

Terry L. Jones
Director since 1995
Age: 69

Mr. Jones is the Managing Member of the General Partner of Syndicated Communications Venture Partners V, L.P. and the Managing Member of Syncom Venture Management Co., LLC ("Syncom"). Prior to joining Syncom in 1978, he was co-founding stockholder and Vice President of Kiambere Savings and Loan in Nairobi, and a Lecturer at the University of Nairobi. He also worked as a Senior Electrical Engineer for Westinghouse Aerospace and Litton Industries. He is a member of the board of directors for several Syncom portfolio companies, including Radio One, Inc. He formerly served on the board of the Southern African Enterprise Development Fund, a presidential appointment, and is on the Board of Trustees of Spelman College. Mr. Jones received a B.S. degree in Electrical Engineering from Trinity College, an M.S. degree in Electrical Engineering from George Washington University and a Masters of Business Administration from Harvard University. During the last 5 years, Mr. Jones has sat on the boards of directors of TV One, LLC, Iridium Communications, Inc., a publicly held company ("Iridium"), PKS Communications, Inc., a publicly held company, Weather Decisions Technology, Inc., V-me, Inc., Syncom and Verified Identity Pass, Inc. He currently serves on the board of directors of Iridium (2001 to present), Syncom and Cyber Digital, Inc., a publicly held company. Mr. Jones' qualifications to serve as a director include his knowledge of Radio One, his many years of senior management experience at various public and private media enterprises, and his ability to provide insight into a number of areas including governance, executive compensation and corporate finance.

Brian W. McNeill
Director since 1995
Age: 60

Mr. McNeill is a founder and Managing General Partner of Alta Communications. He specializes in identifying and managing investments in the traditional sectors of the media industry, including radio and television broadcasting, outdoor advertising and other advertising-based or cash flow-based businesses. Over the last 5 years, Mr. McNeill has served on the board of directors of some of the most significant companies in the radio and television industries including Una Vez Mas, Millennium Radio Group, LLC and NextMedia Investors LLC. He joined Burr, Egan, Deleage & Co. as a general partner in 1986, where he focused on the media and communications industries. Previously, Mr. McNeill formed and managed the Broadcasting Lending Division at the Bank of Boston. He received an MBA from the Amos Tuck School of Business Administration at Dartmouth College and graduated magna cum laude with a degree in economics from the College of the Holy Cross. Mr. McNeill's qualifications to serve as a director include his knowledge of Radio One, the media industry and the financial markets, and his ability to provide input into a number of areas including governance, executive compensation and corporate finance. His service on the boards of directors of various other media companies also is beneficial to Radio One.

PROPOSAL 2 — ELECTION OF OTHER DIRECTORS

Four other directors will be elected by the holders of Class A common stock and Class B common stock voting together at the meeting, to serve until the 2017 annual meeting. The four nominees are Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong and Ronald E. Blaylock. Each of the nominees is an incumbent director. Each of Mr. Armstrong and Mr. Blaylock also qualifies as an independent director as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. These nominees have consented to serve if elected, but should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by the board of directors. To be elected, the four persons nominated for director must receive the affirmative vote of a plurality of the votes cast by all stockholders entitled to vote. There is no cumulative voting for the board of directors. The table below contains certain biographical information about the nominees.

The Board Unanimously Recommends that You Vote "For" each of the Persons Nominated in Proposal 2.

Catherine L. Hughes
Chairperson of the Board
and Secretary
Director since 1980
Age: 69

Ms. Hughes has been Chairperson of the Board and Secretary of Radio One since 1980, and was Chief Executive Officer of Radio One from 1980 to 1997. Since 1980, Ms. Hughes has worked in various capacities for Radio One including President, General Manager, General Sales Manager and talk show host. She began her career in radio as General Sales Manager of WHUR-FM, the Howard University-owned, urban-contemporary radio station. Ms. Hughes is the mother of Mr. Liggins, Radio One's Chief Executive Officer, Treasurer, President and a Director. Over the last 5 years, Ms. Hughes has sat on the boards of directors of numerous organizations including Broadcast Music, Inc. and Piney Woods High School. During that period, she also has sat on an advisory board for Wal-Mart Stores, Inc., a publicly held company. Ms. Hughes' qualifications to serve as a director include her being the founder of Radio One, her over 30 years of operational experience with the Company and her unique status within the African-American community. Her service on other boards of directors and advisory boards is also beneficial to Radio One.

Alfred C. Liggins, III
Chief Executive Officer,
President and Treasurer
Director since 1989
Age: 51

Mr. Liggins has been Chief Executive Officer ("CEO") of Radio One since 1997 and President since 1989. Mr. Liggins joined Radio One in 1985 as an account manager at WOL-AM. In 1987, he was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Radio One's Washington, DC operations. After becoming President, Mr. Liggins engineered Radio One's expansion into new markets. Mr. Liggins is a graduate of the Wharton School of Business Executive MBA Program. Mr. Liggins is the son of Ms. Hughes, Radio One's Chairperson, Secretary and a Director. Over the last 5 years, Mr. Liggins has sat on the boards of directors of numerous organizations including the Apollo Theater Foundation, Reach Media, The Boys & Girls Clubs of America, The Ibiquity Corporation, the National Association of Black Owned Broadcasters and the National Association of Broadcasters. Mr. Liggins' qualifications to serve as a director include his over 25 years of operational experience with the Company in various capacities, including his nationally recognized expertise in the entertainment and media industries.

D. Geoffrey Armstrong
Director since 2001
Age: 58

Mr. Armstrong is currently Chief Executive Officer of 310 Partners, a private investment firm. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, Inc., which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. Prior to that, he was Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM, Inc. Mr. Armstrong was a founder of SFX Broadcasting, which went public in 1993, and subsequently served as Chief Financial Officer, Chief Operating Officer, and a director until the company was sold in 1998. Since November 2003, Mr. Armstrong has also been a director of Nexstar Broadcasting Group, Inc., a publicly held company. Mr. Armstrong's qualifications to serve as a director include his many years of senior management experience at various public and private companies, including as a chief financial officer and chief operating officer, and his ability to provide insight into a number of areas including governance, executive compensation and corporate finance.

Ronald E. Blaylock
Director since 2002
Age: 56

Mr. Blaylock has been the Founder and Managing Partner of GenNx360 Capital Partners, a private equity buy-out firm, since 2006. Mr. Blaylock was the Founder, Chairman and Chief Executive Officer of Blaylock & Company, Inc., an investment banking firm, and held senior management positions with PaineWebber Group and Citicorp before launching Blaylock & Company, Inc. in 1993. Mr. Blaylock is also currently a director of CarMax, Inc. (2007 to present) and W. R. Berkley Corporation (2001 to present). Mr. Blaylock's founding and management of two financial services companies has provided him with valuable business, leadership and management experience. As a result, Mr. Blaylock brings substantial financial expertise to the board. In addition, Mr. Blaylock's experience on the boards of directors of other public companies enables him to bring other perspectives and experience to the board.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The board of directors is currently comprised of six members, four of whom are neither officers, nor employees of Radio One. During the year ended December 31, 2015, the board of directors was comprised of seven members, five of whom were neither officers, nor employees of Radio One. The board held 5 meetings during the calendar year ended December 31, 2015, and acted 5 times by unanimous written consent. All seven members of the board of directors, including each of the current six directors who are currently standing for election, attended more than 75% of the aggregate number of meetings of the board and committees thereof on which he or she served.   It is the policy of the Company that all members of the board of directors attend annual meetings of the stockholders. All of the directors attended the 2015 annual meeting of the stockholders of the Company.

Controlled Company Exemption

We are a "controlled company" under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the Board and Secretary, and Alfred C. Liggins, III, our CEO and President. See *"Security Ownership of Beneficial Owners and Management"* below. Therefore, we are not subject to NASDAQ Stock Market listing rules that would otherwise require us to have: (i) a majority of independent directors on the board; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

Board Leadership Structure

Ms. Hughes has been Chairperson of the board of directors since 1980. Since the appointment of Mr. Liggins as CEO in 1997, the roles of Chairperson of the board and CEO have been separate. We believe it is the CEO's responsibility to run the Company and the Chairperson's responsibility to run the board of directors. By having Ms. Hughes serve as chairperson of the board, Mr. Liggins is better able to focus on running the day to day operations of the Company. Bifurcating the roles enables non-management directors to raise issues and concerns for board consideration without immediately involving the CEO. The chairperson or lead director also serves as a liaison between the board and senior management and also provides further vision as to the strategic direction of the Company. Finally, the board has a third leadership position in the Chairmen of our audit committee. As discussed below, our audit committee is comprised of three independent directors. The audit committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Radio One and for the Company's risk management. The Chair of the audit committee effectively serves as a "check" on both the Chairperson and the CEO by representing a strong outside presence with significant financial and business experience.

Communication with the Board

Our stockholders may communicate directly with the board of directors. All communications should be in written form and directed to Radio One's Assistant Secretary at the following address:

Assistant Secretary
Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

Communications should be enclosed in a sealed envelope that prominently indicates that it is intended for Radio One's board of directors. Each communication intended for Radio One's board of directors and received by the Assistant Secretary that is related to the operation of Radio One and is relevant to the director's service on the board shall be forwarded to the specified party following its clearance through normal review and appropriate security procedures.

Committees of the Board of Directors

The board has a standing audit committee, compensation committee and nominating committee.

Audit Committee

The audit committee consists of D. Geoffrey Armstrong, Brian W. McNeill and Terry L. Jones, each of whom satisfies the requirements for audit committee membership under the listing standards of the NASDAQ Stock Market. Dennis A. Miller was a member of the audit committee during the year ended December 31, 2015. Mr. Miller resigned from the board effective December 31, 2015, and, therefore, no longer serves as a member of the audit committee. Mr. Armstrong serves as Chairman of the audit committee. Each of the audit committee members is an "independent director", as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. The board of directors has determined that all of Mr. Armstrong, Mr. McNeill and Mr. Jones qualify as "audit committee financial experts," as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933. The board has adopted a written audit committee charter, which is available on our website at www.radio-one.com/about/audit_committee.asp. The audit committee met 5 times during the calendar year ended December 31, 2015.

The audit committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Radio One, and as part of this responsibility the audit committee:

- selects our independent registered public accounting firm;

- reviews the services performed by our independent registered public accounting firm, including non-audit services, if any;

- reviews the scope and results of the annual audit;

- reviews the adequacy of the system of internal accounting controls and internal control over financial reporting;

- reviews and discusses the financial statements and accounting policies with management and our independent registered public accounting firm;

- reviews the performance and fees of our independent registered public accounting firm;

- reviews the independence of our independent registered public accounting firm;

- reviews the audit committee charter; and

- reviews related party transactions, if any.

The audit committee also oversees Radio One's risk policies and processes relating to the financial statements and financial reporting processes, as well as key credit liquidity risks, market risks and compliance, and the guidelines, policies and processes for monitoring and mitigating those risks.

Compensation Committee

Our compensation committee consists of Terry L. Jones, Ronald E. Blaylock, Brian W. McNeill and D. Geoffrey Armstrong. Dennis A. Miller was a member of the compensation committee during the year ended December 31, 2015. Mr. Miller resigned from the board effective December 31, 2015, and, therefore, no longer serves as a member of the compensation committee. The compensation committee held 2 formal meetings during the calendar year ended December 31, 2015. The board has adopted a revised written compensation committee charter. The functions of the compensation committee include:

- reviewing and approving the salaries, bonuses and other compensation of our executive officers, including stock options or restricted stock grants;

- establishing and reviewing policies regarding executive officer compensation and perquisites; and

- performing such other duties as shall from time to time be delegated by the board.

Nominating Committee

Our nominating committee consists of Alfred C. Liggins, III, Catherine L. Hughes, Terry L. Jones and Brian W. McNeill. The nominating committee is responsible for recommending the criteria for selection of board members and assisting the board in identifying candidates. The nominating committee acted once by written consent during the calendar year ended December 31, 2015. The nominating committee does not have a charter.

The nominating committee reviews the qualifications of all persons recommended by stockholders as nominees to the board of directors to determine whether the recommended nominees will make good candidates for consideration for membership on the board. The nominating committee has not established specific minimum qualifications for recommended nominees. However, as a matter of practice, the nominating committee evaluates recommended nominees for directors based on their integrity, judgment, independence, financial and business acumen, relevant experience, and their ability to act on behalf of all stockholders, as well as meet the needs of the board of directors, including the need to have a diversity of perspective. In the consideration of diversity of perspective, the nominating committee is most concerned with finding nominees that counter any perceived weaknesses in board composition. Such weaknesses may include weaknesses in perspective based upon race, sex, skill sets and industry insight particularly as the Company diversifies its business. Following such evaluation, the nominating committee will make recommendations for director membership and review the recommendations with the board of directors, which will decide whether to invite the candidate to be a nominee for election to the board. The nominating committee recommended to the board that the incumbent directors be nominated for re-election to the board at the 2016 annual meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees and meets the requirements of the rules of the SEC and the NASDAQ Stock Market. The code of ethics is available on our website, *www.radio-one.com*, or can be obtained without charge by written request to Assistant Secretary, Radio One, Inc., 14th Floor, 1010 Wayne Avenue, Silver Spring, Maryland 20910. We do not anticipate making material amendments to or waivers from the provisions of the code of ethics. If we make any material amendments to our code of ethics, or if our board of directors grants any waiver from a provision thereof to our executive officers or directors, we will disclose the nature of such amendment or waiver, the name of the person(s) to whom the waiver was granted and the date of the amendment or waiver in a current report on Form 8-K.

Stockholder Submissions

For a stockholder to submit a candidate for the board to be considered by the nominating committee, a stockholder must notify Radio One's Assistant Secretary. To have made a recommendation for director nomination in advance of the 2017 annual meeting of Radio One, a stockholder must have notified Radio One's Assistant Secretary in writing no later than January 1, 2017, the date that was expected to be approximately 120 days prior to the mailing of the proxy statement for the 2017 annual meeting of stockholders. Notices should have been sent to:

Assistant Secretary
Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

All notices must include all information relating to the stockholder and the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for elections of directors under the proxy rules of the United States Securities Exchange Commission.

EXECUTIVE OFFICERS

In the table below we set forth certain information on those persons currently serving as our executive officers. Biographical information on Catherine L. Hughes, Chairperson of the Board and Secretary, and Alfred C. Liggins, III, Chief Executive Officer and President, is included above in *"Proposal 2 — Election of Other Directors."*

Peter D. Thompson
Executive Vice President and Chief Financial Officer
Age: 51

Mr. Thompson has been Chief Financial Officer ("CFO") of Radio One since February 2008. Mr. Thompson joined the Company in October 2007, as the Company's Executive Vice President of Business Development. Prior to his employment with the Company, Mr. Thompson worked on various business development projects for Radio One. Prior to working with the Company, Mr. Thompson served as a public accountant and spent 13 years at Universal Music in the United Kingdom, including five years serving as CFO.

Linda J. Vilardo
Executive Vice President, Assistant Secretary and Chief Administrative Officer
Age: 58

Ms. Vilardo has been a Vice President and Chief Administrative Officer ("CAO") of Radio One since November 2004, Assistant Secretary since April 1999, Vice President since February 2001, and was General Counsel from January 1998 to January 2005. Prior to joining Radio One, Ms. Vilardo was a partner in the Washington, DC office of Davis Wright Tremaine LLP, where she represented Radio One as outside counsel. From 1992 to 1997, she was a shareholder of Roberts & Eckard, P.C., a firm that she co-founded. Ms. Vilardo is a graduate of Gettysburg College, the National Law Center at George Washington University and the University of Glasgow.

David Kantor
Chief Executive Officer – Radio Division
Age: 59

Mr. Kantor was appointed Chief Executive Officer of Radio One's radio segment in October 2015. Prior to the appointment, Mr. Kantor served, and continues to serve, as President and Chief Executive Officer of Reach Media, Inc., the Company's syndication network. Mr. Kantor and Tom Joyner co-founded Reach Media, as a separate company providing syndicated radio programming, events and digital content to the African-American community. The Company acquired majority control of Reach Media in 2005. Prior to founding Reach Media, Mr. Kantor served as Senior Vice President for Network Operations of AMFM, Inc. (formerly Chancellor Media Corporation) where he re-launched American Top 40 with Casey Kasem and developed a premium radio network that was sold to Clear Channel in 2000. He also served as President of the ABC Radio Network which produced over 50 programs and services that boasted over 100 million listeners. Kantor was instrumental in creating and developing new programming including the Tom Joyner Morning Show, Radio Disney and ESPN Radio. Prior to joining ABC Radio Network, Mr. Kantor held executive positions with Cox Cable and Satellite Music Network. Mr. Kantor holds a B.S. from the University of Massachusetts and an M.B.A. from Harvard Business School.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

    The Company has four classes of common stock, Class A, Class B, Class C and Class D. Generally, except as summarized below, the shares of each class are identical in all respects and entitle the holders thereof to the same rights and privileges. However, with respect to voting rights, each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to ten votes. The holders of Class C and Class D common stock are not entitled to vote on any matters. The holders of Class A common stock can convert such shares into shares of Class C or Class D common stock. Subject to certain limitations, the holders of Class B common stock can convert such shares into shares of Class A common stock. The holders of Class C common stock can convert such shares into shares of Class A common stock. The holders of Class D common stock have no such conversion rights.

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 14, 2016 by:

• each person (or group of affiliated persons) known by us to be the beneficial owner of more than five percent of any class of common stock;

• each of the current executive officers named in the Summary Compensation Table;

• each of our directors and nominees for director; and

• all of our directors and executive officers as a group.

In the case of persons other than our executive officers, directors and nominees, such information is based solely upon a review of the latest schedules 13D or 13G, as amended. Each individual stockholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted. Information with respect to the beneficial ownership of the shares has been provided by the stockholders. The number of shares of stock includes all shares that may be acquired within 60 days of April 14, 2016.

| | Common Stock | | | | | | | | | |
| | Class A | | Class B | | Class C | | Class D | | Economic | Voting |
	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Interest	Interest
Catherine L. Hughes (1)(2)(3)(4)(6)	1,000	*	851,536	29.8%	1,387,531	47.4%	5,101,637	12.2%	14.8%	27.9%
Alfred C. Liggins, III (1)(3)(4)(5)(6)	574,909	30.0%	2,010,307	70.2%	1,541,375	52.6%	10,003,723	23.9%	28.5%	67.7%
Linda J. Vilardo	1,000	*					89,462	*	*	0.0%
Terry L. Jones (7)	49,557	2.6%					353,116	*	*	*
Brian W. McNeill (8)	26,434	1.4%					876,009	2.1%	2.1%	*
D. Geoffrey Armstrong (9)	10,000	*					247,304	*	*	*
Ronald E. Blaylock							129,574	*	*	0.0%
Dennis A. Miller (10)							71,023	*	*	0.0%
Peter D. Thompson (11)							324,452	*	*	0.00%
David M. Kantor							40,000	*	*	0.00%
Dimensional Fund Advisors, L.P. (12)							3,211,453	7.7%	7.3%	0.00%
Christopher J. Wegmann (13)	10,000	*					96,073	*	*	*
All Directors and Named Executives as a group (10 persons)	672,900	35.1%	2,861,843	100%	2,928,906	100%	17,332,373	41.4%		

*   Less than 1%.

(1) Includes 31,211 shares of Class C common stock and 62,997 shares of Class D common stock held by Hughes-Liggins & Company, L.L.C., the members of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, of which Ms. Hughes is the trustee and sole beneficiary (the "Hughes Revocable Trust"), and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, of which Mr. Liggins is the trustee and sole beneficiary (the "Liggins Revocable Trust"). The address of Ms. Hughes and Mr. Liggins is 1010 Wayne Avenue, Silver Spring, Maryland 20910.

(2) The shares of Class B common stock, 247,366 shares of Class C common stock and 3,810,409 shares of Class D common stock are held by the Hughes Revocable Trust; 1,124,560 shares of Class C common stock are held by the Catherine L. Hughes Dynastic Trust, dated March 2, 1999, of which Ms. Hughes is the trustee and sole beneficiary.

(3) The shares of Class A common stock and Class B common stock are subject to a voting agreement between Ms. Hughes and Mr. Liggins with respect to the election of Radio One's directors.

(4) As of April 14, 2016 the combined economic and voting interests of Ms. Hughes and Mr. Liggins were 43.3% and 95.0%, respectively.

(5) The shares of Class B common stock, 605,313 shares of Class C common stock, and 5,611,565 shares of Class D common stock are held by the Liggins Revocable Trust. In addition, and 920,456 shares of Class C common stock are held by the Alfred C. Liggins, III Dynastic Trust dated March 2, 1999, of which Mr. Liggins is the trustee and sole beneficiary.

(6) Ms. Hughes' total includes 795,334 shares of Class D common stock obtainable upon the exercise of stock options. Mr. Liggins' total includes 1,541,335 shares of Class D common stock obtainable upon the exercise of stock options.

(7) Includes 92,040 shares of Class D common stock obtainable upon the exercise of stock options and 300 shares of Class A common stock and 600 shares of Class D common stock held by Mr. Jones as custodian for his daughter.

(8) Includes 92,040 shares of Class D common stock obtainable upon the exercise of stock options.

(9) Includes 92,040 shares of Class D common stock obtainable upon the exercise of stock options.

(10) Includes 43,489 shares of Class D common stock obtainable upon the exercise of stock options. Mr. Miller resigned from the Board of Directors, effective December 31, 2015.

(11) Includes 187,500 shares of Class D common stock obtainable upon the exercise of stock options.

(12) The address of Dimensional Fund Advisors (Dimensional) L.P. is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional is an investment advisor and manager of funds that are the beneficial owners of Radio One, Inc. common stock. This information is based on a Schedule 13G/A filed on February 9, 2016.

(13) Mr. Wegmann retired from the Company, effective March 31, 2016.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Radio One's directors and executive officers and persons who beneficially own more than ten percent of our common stock to file with the Securities and Exchange Commission ("SEC") reports showing ownership and changes in ownership of our common stock and other equity securities. Solely on the basis of reports and representations submitted by Radio One's directors, executive officers, and greater than ten percent owners, we believe that all required Section 16(a) filings for the fiscal year ended December 31, 2015, were timely made. However, based solely on a review of such reports and copies of previous forms in our possession, we believe that for the fiscal year ended December 31, 2014, due to an unintentional oversight, a Form 4 was not timely filed by Mr. Blaylock with respect to an open market acquisition of 159,754 Class D shares on or about November 15, 2014.

COMPENSATION DISCUSSION AND ANALYSIS

The first part of the narrative below, entitled "Compensation Policies and Philosophy", discusses in detail our compensation philosophy and practices. The second part of the Compensation Discussion and Analysis, entitled "2015 Compensation Actions", discusses compensation decisions and actions for our named executives that occurred during calendar year 2015. The Company's compensation committee is appointed by the board of directors and has responsibility for establishing, implementing and monitoring adherence to the Company's compensation philosophy. The compensation committee oversees the compensation of the Company's executive officers and determines the compensation of the Chairperson and the CEO. The compensation committee strives to ensure that the total compensation paid to the Company's named executive officers is fair, reasonable and competitive and provides an appropriate mix of different compensation elements that find a balance between current versus long-term compensation and cash versus equity incentive compensation.

We are a "controlled company" under the NASDAQ listing rules as more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the Board and Secretary, and Alfred C. Liggins, III, our CEO and President. Ms. Hughes and Mr. Liggins together hold shares of stock representing approximately 96% of the votes possible. While we are therefore not subject to NASDAQ rules that would require us to have a compensation committee composed solely of independent directors, during the year ended December 31, 2015, all five members of the compensation committee were independent directors. Throughout this discussion, we refer to the individuals who served during calendar year 2015 as the Company's Chairperson, CEO, Chief Financial Officer ("CFO"), Chief Administrative Officer ("CAO") and Chief Executive Officer - Radio Division ("CEO-RD"), as the Company's "named executive officers."

Compensation Policies and Philosophy

The overall objective of our compensation plan is to attract, motivate, retain and reward the top-quality management that we need in order to operate successfully and meet our strategic objectives, including our diversification into a broader multi-media company. To achieve this, we aim to provide a compensation package that is not only competitive in the markets and industries in which we compete for talent but that also that provides rewards for achieving financial, operational and strategic performance goals and aligns executives' financial interests with those of our shareholders.

We operate in the intensely competitive media industry, which is characterized by rapidly changing technology, evolving industry standards, frequent introduction of new media services, price and cost competition, limited advertising dollars, and extensive regulation. We face many aggressive and well-financed competitors. In this environment, our success depends on attracting and maintaining a leadership team with the integrity, skills, and dedication needed to manage a dynamic organization and the vision to anticipate and respond to future market developments. We use our executive compensation program to help us achieve this objective. Part of the compensation package, principally the annual salary, benefits and perquisites, is designed to enable us to assemble and retain a group of executives who have the collective and individual experience and abilities necessary to run our business to meet these challenges. Other parts, principally the annual bonus opportunity and the stock-based awards, are intended to focus these executives on achieving financial results that enhance the value of our stockholders' investment. At the same time, the compensation structure is flexible, so that we can meet the changing needs of our business over time and reward executive officers and managers based on the financial performance of operations under their control.

Our compensation packages also take into account the economic and general business conditions at the time in which compensation decisions are made. While we may adjust and refine our compensation packages as operating conditions change, we believe it is important to maintain consistency in our compensation philosophy and approach. We recognize that value-creating performance by an executive or group of executives does not always translate immediately into appreciation of our stock price, particularly in periods of industry transformation and/or general economic volatility. Management and the compensation committee are aware of the impact that industry transformation and the general economic volatility has had on the Company's stock price, but the compensation committee intends to continue to reward management performance based on its belief that over time strong operating performance, including performance in diversifying the Company's multi-media platform, will be reflected through stock price appreciation. In the context of industry decline, the compensation committee also believes that performance as measured against the industry in general and relative to the markets in which we operate should be given consideration. That said, we believe that it is appropriate for certain components of compensation to decline and/or for management to share in corporate-wide financial sacrifice in challenging operating environments and during periods of economic stress and reduced earnings.

Process

The compensation committee meets periodically throughout the year as needed. In addition, members of the compensation committee discuss compensation matters with our CEO and CFO and among themselves informally outside of meetings. The CEO may make recommendations to the compensation committee concerning the amount and form of compensation to all named executive officers. On September 30, 2014, the compensation committee approved the principal terms of new employment agreements or new employments for each of the Company's named executive officers (the "2014 Terms of Employment"). In establishing the compensation levels for Radio One's named executive officers in connection with their 2014 Terms of Employment, the compensation committee itself engaged the services of the Hay Group, Inc. ("Pearl Meyers"), a global consulting firm specializing in compensation assessment. In connection with the 2014 Terms of Employment, the compensation committee used its compensation consultant to (i) conduct a competitive compensation assessment and peer group analysis for the Company's named executive officers around "traditional" elements of compensation, including base salary as well as short and long term incentives and (ii) review material provisions of the named executive officer existing employment agreements or arrangements to determine alignment with competitive market practices and trends. The outside consultant, however, is not consulted by the compensation committee on all executive compensation issues or all aspects of any particular issue, but is used as the compensation committee deems appropriate.

The compensation committee uses judgment and discretion rather than relying solely on formulaic results. The compensation committee considers a number of qualitative and quantitative factors, including the competitive market for executives, the level and types of compensation paid to executive officers in similar positions by comparable companies, performance in the context of the economic environment relative to other companies, vision and ability to create further growth, the ability to lead others and an evaluation of Radio One's financial and operational performance. The Company reviews the compensation paid to executives at other radio broadcasting companies as a reference point for determining the competitiveness of our executive compensation and to determine a competitive range of compensation observed in the marketplace. Generally speaking, our peer group of radio broadcasting companies includes Citadel Broadcasting Corporation, Emmis Communications Corp., Entercom Communications Corp. and Saga Communications, Inc. The major compensation elements that may be examined in that analysis could include: base salary; actual total cash compensation (base salary plus annual bonus); and total direct compensation (base salary plus annual bonus plus the expected value of long-term incentives). In addition, given the scope and complexity of our business, the compensation committee may review the compensation practices at other companies with which it competes for talent, including television, cable, film, online, software and other publicly held businesses with a scope and complexity similar to ours. However, the compensation committee does not attempt to benchmark or set each compensation element for its named executive officers within a particular range or percentile related to levels provided by industry peers. Rather, the compensation committee uses market comparisons as one factor in making compensation decisions and to understand current compensation trends and practices in the marketplace. Other factors considered when making individual executive compensation decisions include individual contribution and performance, reporting structure, internal pay relationships, complexity and importance of roles and responsibilities, leadership and growth potential.

Finally, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, on June 5, 2012, the Company conducted its first "say-on-pay" advisory voting with respect to its fiscal year 2011 executive compensation, including potential bonus compensation although none was paid to the named executive officers for the fiscal year ended December 31, 2011. The 2011 compensation was approved and, further, it determined by the shareholder vote that advisory votes on executive compensation would be held every three years. Thus, as a part of the compensation review process, the Company conducts an advisory vote with respect to executive compensation every three years and the compensation committee will consider the results of such voting as it reviews and sets executive compensation. On June 5, 2015, the Company conducted its second "say-on-pay" advisory voting with respect to its fiscal year 2014 executive compensation. The results of the voting were votes 28,762,798 for, 29,714 votes against, 4,189 abstentions, and 1,653,778 non-votes. Thus, the 2014 compensation awarded to Radio One's named executive officers, including (i) potential bonus compensation, although none was paid to the named executive officers for the fiscal year ended December 31, 2014 and (ii) the compensation to the named executive officers under their new terms of employment, was approved.

Principal Components of Executive Compensation

We seek to achieve our compensation philosophy through three key compensation elements:

- base salary;

- a performance-based annual bonus (that constitutes the short-term incentive element of our program), which may be paid in cash, restricted stock shares or a combination of these; and

- grants of long-term, equity-based compensation (that constitute the long-term incentive element of our program), such as stock options and/or restricted stock shares, which may be subject to time-based and/or performance-based vesting requirements.

The compensation committee believes that this three-part approach is consistent with programs adopted by similarly situated companies, allows us to stay competitive in our industry and best serves the interests of our stockholders by linking significant components of executive compensation to company performance. The approach enables us to meet the requirements of the competitive environment in which we operate, while ensuring that named executive officers are compensated in a manner that advances both the short and long-term interests of our stockholders. Under this approach, compensation for our named executive officers involves a high proportion of pay that is "at risk", namely, the annual bonus and the value of stock options and restricted stock units. Stock options and/or restricted stock units relate a significant portion of each named executive officer's long-term remuneration directly to the stock price appreciation realized by our stockholders.

Base salary. Our objective with respect to base salary is to pay our executives' compensation that is competitive in the marketplace and reflects the level of responsibility and performance of the executive, the executive's experience and tenure, the scope and complexity of the position, the compensation of the executive compared to the compensation of our other key salaried employees, the compensation paid for comparable positions by other media companies, and the performance of our Company.

Non-Equity Incentive Plan Compensation. Our executives are eligible to receive an annual bonus which is intended to provide financial incentives for performance and to align the goals and performance of the executive to our overall objectives. The compensation committee has significant flexibility in awarding bonuses. The compensation committee may consider, among other things, year-to-year revenue growth compared to that of the radio industry in general or the markets in which we operate, operating performance across our multi-media platform, including Interactive One and TV One, versus our business plan, acquisitions and divestitures, employee retention, sales and operating initiatives, and stock price performance compared to the industry peer group. Bonus recommendations for named executive officers other than the CEO are proposed by the CEO, reviewed, revised when appropriate, and approved by the compensation committee. The compensation committee establishes the bonus level for the CEO and Chairperson.

Long-term Incentives. We believe that equity ownership by Company executives provides incentive to build stockholder value, aligns the interests of the executives with the interests of stockholders, and serves as motivation for long-term performance. The Company's equity incentive compensation program is designed to recognize scope of responsibilities, reward demonstrated performance and leadership, align the interests of the named executive with those of our shareholders and to retain key employees. We believe that providing grants of stock options and/or restricted stock shares effectively focuses the named executives on delivering long-term value to our shareholders because options only have value to the extent the price of our stock on the date of exercise exceeds the stock price on the grant date, and shares of restricted stock reward and retain the named executive officer by offering them the opportunity to receive shares of stock on the date the restrictions lapse so long as they continue to be employed by the Company. Until May 5, 2009, stock awards were made pursuant to the Radio One Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan, which was approved by our stockholders (as amended, the "1999 Stock Plan"). The 1999 Stock Plan expired by its terms on May 5, 2009. At our 2009 annual stockholders meeting held December 16, 2009, our stockholders adopted the Radio One 2009 Stock Option and Restricted Stock Grant Plan (the "2009 Stock Plan"). The 2009 Stock Plan was amended and restated (the "Amended and Restated 2009 Stock Plan") at our 2013 annual stockholders meeting held November 14, 2013 to (i) increase the number of shares with respect to which options and restricted stock grants may be granted under the 2009 Stock Plan and (ii) eliminate the maximum number of shares that can be awarded to any individual in any one calendar year.

Under the Amended and Restated 2009 Stock Plan, the compensation committee can award stock options or grant restricted stock to any executive officer or other eligible participants under the plan, on its own initiative or at the recommendation of management. The compensation committee determines the number of incentive awards granted to our named executive officers on an individual, discretionary basis. The level of long-term incentive compensation generally is determined with consideration given to total compensation provided to named executive officers, publicly available market data on total compensation packages, the value of long-term incentive grants at peer companies, total stockholder return, stockholder dilution and input from the CEO. In accordance with our Stock Plan Administration Procedures, as approved by the compensation committee, the grant date and pricing date for awards approved by the compensation committee to named executive officers (other than a company-wide grant) is the next monthly grant date immediately following the meeting of the compensation committee at which the awards were approved. Under our Stock Plan Administration Procedures, monthly grant dates are generally defined as the fifth day of each month, or the next NASDAQ trading day in the event the fifth day is not a business day. For example, if the compensation committee approved an award at any time between January 6, 2015 and February 4, 2015, the applicable monthly grant date would have been February 5, 2015, and, thus, the grant date and pricing date would have been February 5, 2015. If the compensation committee approved an award at any time between February 5, 2015 and March 4, 2015, the applicable monthly grant date would have been March 5, 2015, and, thus, the grant date and pricing date would have been March 5, 2015. However, it is also our practice in granting options or stock awards to wait for the release of any material non-public information and settlement of that information in the marketplace. Thus, for example, if the compensation committee approved an award at any time between January 5, 2015, and February 4, 2015, and, it was determined that material non-public information existed, the grant date for the awards would have been delayed until March 5, 2015, assuming the information in question was communicated to the marketplace prior to such date.

When authorized by the compensation committee to do so, the CEO or CFO may make stock option awards or restricted stock grants to new hires, contractors or consultants and to existing employees on promotion or other change in employee status, in accordance with the compensation committee's delegation of authority. Historically, we have utilized stock options as our primary means of providing long-term incentive compensation. Statement of Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation," sets forth accounting requirements for share-based compensation to employees using a fair-value based method.

2015 Compensation Actions

Named Executive Officer Base Compensation

For 2015, the compensation committee made no significant changes to the base salaries for our named executive officers, because the compensation committee determined that their base salaries were competitive and preferred to focus on performance-based cash compensation and long-term equity compensation when making adjustments to total compensation. While Mr. Kantor was appointed CEO-RD in October 2015, his base compensation remained the same as that from his previous position with the Company. Mr. Kantor was made eligible for a bonus beginning in the year ending December 31, 2016 and granted certain restricted shares and stock options as described below.

2015 Non-Equity Incentive Plan Compensation

This cash-based element of compensation provides executives an incentive and a reward for achieving meaningful near-term performance objectives. The compensation committee believes that it is important for the Company to meet its performance goals in order to pay cash bonuses to the named executive officers as a group, but that it is also important to retain flexibility to allocate the bonus pool among individuals. Our CEO provides input into the compensation discussion and makes recommendations to the compensation committee for annual compensation changes and bonuses for the named executive officers and the appropriateness of additional long-term incentive compensation. The CEO considers overall Company performance as well as each executive officer's performance during the year, including accomplishments, areas of strength, and areas for development. The CEO bases his evaluation on his knowledge of each executive officer's performance. The CEO also reviews comparable compensation data and makes a recommendation to the committee on base salary, performance-based annual bonus, and equity awards for each executive officer. The Company's Human Resources Department may be asked to review the market compensation data to assist with compensation recommendations.

On January 21, 2016, the compensation committee of the Board of Directors of Radio One, Inc. (the "Company" or "Radio One") awarded cash bonuses to be paid to the named executive officers of Radio One for the year-ended December 31, 2015. In making 2015 annual bonus decisions for Alfred C. Liggins, III, Chief Executive Officer (the "CEO") and Catherine L. Hughes, Founder and Chairperson (the "Founder"), the compensation committee considered the applicable performance criteria as set forth in the CEO's and Founder's 2008 employment agreements (the "2008 Employment Agreements"). However, given that the 2008 Employment Agreements had an initial three year term expiring April 15, 2011 and had not been updated, the compensation committee also exercised discretion to reflect a number of factors and changed circumstances not contemplated by the 2008 Employment Agreements. The 2008 Employment Agreement performance criteria and additional considerations for each of the Founder and CEO are set forth below.

2008 Employment Agreement Performance Criteria and Additional Considerations for the Founder. The Founder's 2008 Employment Agreement provided for an annual cash bonus payable at the discretion of the board up to a maximum of $250,000. Under the terms of her 2008 Employment Agreement, in exercising its discretion whether or not to pay the Founder such bonus, the compensation committee generally considered the Company's overall performance for a given fiscal year and the Founder's contributions to the success of the Company. The compensation committee then considered that the Founder's employment agreement had not been updated since its expiration in 2011. As such, the compensation committee concluded that the Founder's annual discretionary cash bonus amount should be a maximum of $500,000 for the year-ended December 31, 2015.

2008 Employment Agreement Performance Criteria and Additional Considerations for the CEO. The compensation committee establishes the bonus level for the CEO. Under the terms of his 2008 Employment Agreement, the CEO's bonus award could not in the aggregate exceed his current annual base salary or $1,250,000. Under the 2008 Employment Agreement, the CEO's bonus award had two components. The first component, equaling 50% of the award (or approximately $625,000 based on current compensation), was based on the achievement of pre-established individual and Company performance goals, as determined by the compensation committee in consultation with the CEO (the "Performance Goals Portion"). For calendar year 2015, the elements and allocations of the Performance Goals Portion were prior as follows: (i) Company's consolidated performance as measured by cash flow - allocation equaled 50% of the performance based award (25% of aggregate award) or maximum payout of $312,500; (ii) successful achievement of a refinancing of certain portions of the Company's debt- allocation equaled 20% of the performance based award (10% of aggregate award) or maximum payout of $125,000; (iii) successful completion of the Company's buyout of Comcast's membership interests in TV One, LLC equaled 20% of the performance based award (10% of aggregate award) or maximum payout of $125,000; and (iv) performance as measured by expense management and cost savings - allocation equaled 10% of the performance based award (5% of aggregate award) or maximum payout of $62,500. The second component, equaling the balance of the award ($625,000), is determined at the discretion of the compensation committee. Under the 2008 Employment Agreement, in determining the amount of the discretionary portion of the CEO's bonus, the compensation committee was permitted to consider factors such as "over-performance" versus all or any one of the pre-established individual and Company performance goals under the Performance Goals Portion of the bonus.

In considering the above described performance criteria for the CEO and Founder, the compensation committee made the following observations in determining performance-based bonus compensation:

(i)   The compensation committee considered the 2015 operating performance of the Company on a consolidated basis. In this regard, the compensation committee noted that the Company delivered adjusted EBITDA at 94% of budget.

(ii)   The compensation committee noted that the refinancing was achieved in the second quarter of 2015.

(iii)   The compensation committee further noted that the buyout of Comcast Corporation's membership interest in TV One was achieved in the second quarter of 2015.

(iv)   Finally, the compensation committee considered that the Company's expense management and cost saving objectives were met in full.

With respect to the discretionary portion of the CEO's 2015 bonus, the compensation committee considered a number of other factors, including but not limited to: (i) the Company's refinance improved cash flow and reduced the Company's cost of capital from 8.7% to 7.2%; (ii) TV One locked in numerous long term carriage deals with its distributors; (iii) TV One achieved impressive ratings and financial performance; (iv) Reach Media achieved substantial EBITDA growth on the recovery of its business; (v) the Company's significantly improved free cash flow profile; and (vi) the Company's successes in making certain operational personnel adjustments and new hires, including its appointment of David Kantor as Chief Executive Officer – Radio Division. With all of the above factors in mind, the compensation committee made the determination to pay cash bonuses to the CEO and the Founder in the amounts of $1,062,500 and $425,000, respectively, representing an 85% payout of their bonus potential.

The bonuses payable to Peter D. Thompson, CFO, and Linda J. Vilardo, CAO, were also considered and determined in the discretion of the compensation committee. Mr. Thompson and Mrs. Vilardo were awarded a cash bonus in the amount of $297,500 and $255,000, respectively. These payouts also represented a payout of 85% payout of each of Mr. Thompson's and Ms. Vilardo's bonus potential. David Kantor, the Company's Chief Executive Officer – Radio Division was not paid a bonus for the year-ended December 31, 2015 given his recent appointment to the position.

Employment Agreements

As noted above, on September 30, 2014, the compensation committee approved the 2014 Terms of Employment for the named executive officers, except Mr. Kantor who was appointed to his position in October 2015. On October 26, 2015, the compensation committee approved certain terms of employment for Mr. Kantor, including a potential bonus for the year ending December 31, 2016 and granted him certain restricted shares and stock options. What follows below is a summary of: (i) the principal terms for each of the employment agreements for the CFO and the CAO; (ii) principles terms of employment of the CEO-RD and; (iii) the principal terms of the prior employment agreement or arrangement under which the Founder and the CEO are operating as modified by the 2014 Terms of Employment.

Employment Agreement of the CFO and CAO

Chief Financial Officer. Peter D. Thompson serves as an Executive Vice President and Chief Financial Officer. Pursuant to an amendment to his employment agreement effective April 21, 2016, Mr. Thompson is employed as Executive Vice President and Chief Financial Officer of the Company and Vice President of its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2018, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Mr. Thompson became entitled to a base salary payable at the annualized rate of $650,000 per year and eligible for a bonus of $350,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. In connection with his original 2014 employment agreement, Mr. Thompson also received a signing bonus of $650,000, subject to a pro-rata claw-back if he leaves before December 31, 2016. In connection with the April 2016 amendment to his 2014 agreement, Mr. Thompson received a signing bonus of $200,000, subject to a pro-rata claw-back if he leaves before December 31, 2018. Mr. Thompson is also entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. Mr. Thompson also receives standard retirement, welfare and fringe benefits, as well as a vehicle allowance.

Chief Administrative Officer. Ms. Vilardo is employed as Executive Vice President and Chief Administrative Officer of the Company and Vice President of its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Ms. Vilardo became entitled to a base salary payable at the annualized rate of $600,000 per year and eligible for a bonus of $300,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. Ms. Vilardo is eligible for an agreement term completion bonus equal to one year's then current base salary payable on the completion of her employment with the Company (which may occur any time after the expiration of the Agreement and any renewal or renegotiation thereof). Ms. Vilardo is entitled to participate in all employee benefit programs generally offered to the Company's employees and also receives standard retirement, welfare and fringe benefits. Ms. Vilardo will also be entitled to COBRA benefits for one year upon separation of employment.

Terms of Employment of the CEO-RD

CEO, Radio Division. David Kantor serves as the CEO of the Radio Division of the Company. Mr. Kantor was promoted to this position as of October 19, 2015. Mr. Kantor's base salary did not change from his previous position with the Company. He is entitled to a base salary payable at the annualized rate of approximately $807,000 per year. Mr. Kantor is eligible for a bonus of $100,000 paid on achievement radio/Reach Media segment EBITDA as set forth in the Company's 2016 budget (the "2016 Budgeted Radio/Reach EBITDA Amount") with additional bonus amounts in increments of $25,000 to be paid for every $1,000,000 of EBITDA in excess of the 2016 Budgeted Radio/Reach EBITDA Amount. Mr. Kantor was awarded 100,000 restricted shares of the Company's Class D common stock vesting in approximately equal 1/3 share tranches on November 5, 2016, November 5, 2017 and November 5, 2018. Finally, Mr. Kantor was also awarded 300,000 options to purchase shares of the Company's Class D common stock vesting in approximately equal 1/3 share tranches on November 5, 2016, November 5, 2017 and November 5, 2018. While the terms of Mr. Kantor's employment agreement have been determined, Mr. Kantor and the Company have yet to execute a formal employment agreement. Mr. Kantor also receives standard retirement, welfare and fringe benefits.

Principal terms of prior employment agreement or arrangement under which the Company and the named executive officer are operating as modified by the 2014 Terms of Employment

Chairperson. Catherine L. Hughes, our founder, serves as our Chairperson of the board of directors and Secretary. Pursuant to the terms approved by the compensation committee, Ms. Hughes is employed as the Founder and Chairperson of the Company and its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Ms. Hughes became entitled to a base salary payable at the annualized rate of $1,000,000 per year and eligible for a bonus of $500,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics, as determined by the compensation committee in consultation with Mr. Liggins. Ms. Hughes will have periodic personal use of a private aircraft up to a maximum of 25 hours per year, such usage subject to the Company's financial position as determined by the CEO in his sole discretion.

Under her prior employment agreement under which the Company and Ms. Hughes currently operate, Ms. Hughes is also entitled to receive a pro-rata portion of her bonus upon termination due to death or disability. Ms. Hughes also receives standard retirement, welfare and fringe benefits, as well as vehicle and wireless communication allowances and financial manager services.

President and Chief Executive Officer. Alfred C. Liggins, III is employed as our President and CEO and is a member of the board of directors. Pursuant to the terms approved by the compensation committee, Mr. Liggins is employed as the President and Executive Officer of the Company and its wholly-owned subsidiaries and as the Chief Executive Officer of TV One, LLC. Mr. Liggins' employment under the agreement commenced as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Mr. Liggins became entitled to a base salary payable at the annualized rate of $1,250,000 per year and eligible for a bonus of $1,250,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics, as determined by the compensation committee in consultation with Mr. Liggins. Mr. Liggins also has periodic personal use of a private aircraft up to a maximum of 25 hours per year, subject to the Company's financial position.

Under his prior employment agreement under which the Company and Mr. Liggins currently operate, Mr. Liggins is entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. In recognition of his contributions in founding TV One on behalf of the Company, Mr. Liggins is also eligible to receive an award amount equal to approximately 4% of any proceeds from distributions or other liquidity events in excess of the return of our aggregate investment in TV One (the "Employment Agreement Award"). Our obligation to pay the award was triggered only after our recovery of the aggregate amount of our pre-Comcast buyout capital contribution in TV One, and only upon actual receipt of distributions of cash or marketable securities or proceeds from a liquidity event with respect to such invested amount. Mr. Liggins' rights to the Employment Agreement Award (i) cease if he is terminated for cause or he resigns without good reason and (ii) expire at the termination of his employment (but similar rights could be included in the terms of a new employment agreement). Mr. Liggins also receives standard retirement, welfare and fringe benefits, as well as vehicle and wireless communication allowances, a personal assistant and financial manager services.

Post-Termination and Change in Control Benefits

Under the terms of her employment agreement, upon termination without cause or for good reason within two years following a change of control, Ms. Hughes will receive an amount equal to three times the sum of (i) her annual base salary and (ii) the average of her last three annual incentive bonus payments, in a cash lump sum within five days of such termination, a pro-rated annual bonus for the year of termination, and continued welfare benefits for three years, subject to all applicable federal, state and local deductions. Similarly, under the terms of his employment agreement, upon termination without cause or for good reason within two years following a change of control, Mr. Liggins will receive an amount equal to three times the sum of (i) his annual base salary and (ii) the average of his last three annual incentive bonus payments, in a cash lump sum within five days of such termination, a pro-rated annual bonus for the year of termination, and continued welfare benefits for three years, subject to all applicable federal, state and local deductions.

Please see the table, titled "Potential Payments upon Termination or Change in Control" on page 27 of this proxy statement for quantitative information about the payments that might occur upon various termination events.

Under Ms. Hughes' and Mr. Liggins' employment agreements the terms "cause" and "good reason" are defined generally as follows:

"*Cause*" means (i) the commission by the executive of a felony, fraud, embezzlement or an act of serious, criminal moral turpitude which, in case of any of the foregoing, in the good faith judgment of the board, is likely to cause material harm to the business of the Company and the Company affiliates, taken as a whole, *provided*, that in the absence of a conviction or plea of *nolo contendere*, the Company will have the burden of proving the commission of such act by clear and convincing evidence; (ii) the commission of an act by the executive constituting material financial dishonesty against the Company or any Company affiliate, *provided*, that in the absence of a conviction or plea of *nolo contendere*, the Company will have the burden of proving the commission of such act by a preponderance of the evidence; (iii) the repeated refusal by the executive to use his reasonable and diligent efforts to follow the lawful and reasonable directives of the board; or (iv) the executive's willful gross neglect in carrying out his material duties and responsibilities under the agreement, *provided*, that unless the board reasonably determines that a breach described in clause (iii) or (iv) is not curable, the executive will be given written notice of such breach and will be given an opportunity to cure such breach to the reasonable satisfaction of the board within thirty (30) days of receipt of such written notice.

"*Good Reason*" shall be deemed to exist if, without the express written consent of the executive, (i) the executive's rate of annual base salary is reduced, (ii) the executive suffers a substantial reduction in his title, duties or responsibilities, (iii) the Company fails to pay the executive's annual base salary when due or to pay any other material amount due to the executive hereunder within five (5) days of written notice from the executive, (iv) the Company materially breaches the agreement and fails to correct such breach within thirty (30) days after receiving the executive's demand that it remedy the breach, or (v) the Company fails to obtain a satisfactory written agreement from any successor to assume and agree to perform the agreement, which successor the executive reasonably concludes is capable of performing the Company's financial obligations under this Agreement.

The foregoing summaries of the definitions of "cause" and "good reason" are qualified in their entirety by reference to the actual terms of the employment agreements filed with that certain Form 8-K filed April 18, 2008.

Under the terms of his employment agreement, in the event that Mr. Thompson is terminated other than for cause, provided Mr. Thompson executes a general liability release, the Company will pay Mr. Thompson severance in an amount equal to six month's base compensation, subject to all applicable federal, state and local deductions.

Under the terms of her employment agreement, in the event that Ms. Vilardo is terminated other than for cause, provided Ms. Vilardo executes a general liability release, the Company will pay Ms. Vilardo severance in an amount equal to six month's base compensation, subject to all applicable federal, state and local deductions.

Other Benefits and Perquisites

As part of our competitive compensation package to attract and retain talented employees, we offer retirement, health and other benefits to our employees. Our named executive officers participate in the same benefit plans as our other salaried employees. The only benefit programs offered to our named executive officers either exclusively or with terms different from those offered to other eligible employees are the following:

Deferred Compensation. We have a deferred compensation plan that allows Catherine L. Hughes, our Chairperson, to defer compensation on a voluntary, non-tax qualified basis. Under the plan in effect during each of 2015 and 2014, Ms. Hughes deferred $0 and $24,000, respectively, of her base salary (and no amounts of bonus) until death, disability, retirement or termination. The amount owed to her as deferred compensation is an unfunded and unsecured general obligation of our Company. Deferred amounts accrue interest based upon the return earned on an investment account with a designated brokerage firm established by Radio One. All deferred amounts are payable in a lump sum 30 days after the date of the event causing the distribution to be paid. No named executive officer earns above-market or preferential earnings on nonqualified deferred compensation.

Other Perquisites. We provide few perquisites to our named executive officers. Currently, we provide or reimburse executives for a company automobile, driver and various administrative services including a financial manager and a personal assistant.

We have set forth the incremental cost of providing these benefits and perquisites to our named executives in the 2015 Summary Compensation Table in the "All Other Compensation" column.

401(k) Plan

We adopted a defined contribution 401(k) savings and retirement plan effective October 1, 1994. In each of, 2013, 2014 and 2015, participants could contribute up to $17,500, $17,500 and $18,000, respectively, of their gross compensation, subject to certain limitations. Employees age 50 or older could make an additional catch-up contribution of in each of, 2013, 2014 and 2015 up to $5,500, $5,500 and $6,000, respectively of their gross compensation. The Company currently does not offer any matching component with respect to its 401(k) savings and retirement plan.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes limitations upon the federal income tax deductibility of compensation paid to certain named executive officers. On May 28, 2008, the Internal Revenue Service issued Notice 2008-4, which defines the group of named executive officers who are considered covered employees for purposes of Section 162(m) of the Internal Revenue Code. The Notice specifically excludes the chief financial officer from coverage under Section 162(m) and provides that the only individuals who will be considered covered employees are the chief executive officer and the three highest compensated officers (other than the chief executive officer or chief financial officer). Previously, the chief executive officer and the four other highest compensated officers were subject to Section 162(m), and the chief financial officer was not automatically excluded. Under the 162(m) limitations, we may deduct up to $1,000,000 of compensation for such executive officer in any one year or may deduct all compensation, even if over $1,000,000, if we meet certain specified conditions (such as certain performance-based compensation that has been approved by stockholders). As the net cost of compensation, including its deductibility, is weighed by the compensation committee against many factors in determining executive compensation, the compensation committee may determine that it is appropriate and in Radio One's best interest to authorize compensation that is not deductible, whether by reason of Section 162(m) or otherwise.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation for each of our named executive officers, for the years ended December 31, 2015, 2014 and 2013:

Name and Principal Position	Year	Salary $	Bonus (1) $	Stock Awards (2) $	Option Awards (2) $	Non-Equity Incentive Plan Compensation $	Non-qualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Catherine L. Hughes – Chairperson	2015	1,000,000	425,000	656,749	368,806	0	0	19,093 (3)	2,469,648
	2014	802,083	0	179,251	100,600	0	24,000	43,397	1,149,331
	2013	726,000	500,000	0	0	0	24,000	43,225	1,293,225
Alfred C. Liggins, III – CEO	2015	1,250,000	1,062,500	1,314,939	738,871	0	0	1,536,381 (4)	5,902,691
	2014	1,036,250	0	358,895	201,664	0	0	36,175	1,632,984
	2013	980,000	1,500,000	0	0	0	0	34,907	2,514,907
Peter D. Thompson - CFO	2015	650,000	297,500	574,547	270,383	0	0	0	1,792,430
	2014	590,977	650,000	181,703	67,185	0	0	0	1,489,865
	2013	561,708	250,000	0	0	0	0	0	811,708
Linda J. Vilardo - CAO	2015	600,000	255,000	324,084	0	0	0	0	1,179,084
	2014	580,560	0	88,446	0	0	0	0	669,006
	2013	561,708	250,000	0	0	0	0	0	811,708
David M. Kantor - CEO Radio	2015	819,718	0	8,998	20,294	0	0	0	849,010
	2014	1,538,796	0	0	0	0	0	0	1,538,796
	2013	1,443,413	0	0	0	0	0	0	1,443,413
Christopher J. Wegmann - President, Radio Division (5)	2015	525,000	7,589	100,819	0	0	0	0	633,408
	2014	518,154	5,345	27,516	0	0	0	0	551,015
	2013	420,775	100,000	6,135	0	0	0	0	526,910

(1) Reflects purely discretionary bonuses. These amounts were paid in the year subsequent to being awarded.

(2) The dollar amount recognized for financial statement purposes in accordance with Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation," for the fair value of options and restricted stock granted. These values are based on assumptions described in Note 11 to the Company's audited consolidated financial statements included elsewhere in Form 10-K.

(3) For 2015, 2014 and 2013, for company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $12,043, $7,056 and $9,610 and $7,050, $36,341 and $33,615, respectively.

(4) Mr. Liggins employment agreement provides, among other things, that in recognition of Mr. Liggins' contributions in founding TV One on our behalf, he is eligible to receive an award amount equal to approximately 4% of any proceeds from distributions or other liquidity events in excess of the return of the Company's aggregate investment in TV One. The Company's obligation to pay an award in the amount of $1,499,670 to Mr. Liggins was triggered during 2015 after its recovery of the aggregate amount of our pre-Comcast Buyout capital contribution in TV One, and only upon actual receipt of distributions of cash or marketable securities. In addition, for 2015, 2014 and 2013, the Company provided financial services and administrative support to Mr. Liggins in the amounts of $36,711, $36,175 and $34,907, respectively.

(5) Mr. Wegmann retired from the Company, effective March 31, 2016.

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2015. There were no option exercises during 2015 and 2014 by the named executive officers.

Outstanding Equity Awards at 2015 Fiscal Year-End

	OPTION AWARDS						STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)
	Class A / Class D	Class D	Class A or D			Class D	Class D	Class D	Class D
Catherine L. Hughes (1)	0 / 600,000	0	0	1.41	6/5/2018	0	0	0	0
	0 / 195,334	97,666	0	2.75	10/6/2024	152,000	261,440	0	0
Alfred C. Liggins, III (2)	0 / 1,150,000	0	0	1.41	6/5/2018	0	0	0	0
	0 / 391,335	195,665	0	2.75	10/6/2024	304,333	523,453	0	0
Peter D. Thompson (3)	0 / 75,000	0	0	1.41	6/5/2018	0	0	0	0
	0 / 112,500	112,500	0	2.75	10/6/2024	75,000	129,000	0	0
Linda J. Vilardo (4)	0 / 0	0	0	-	-	75,000	129,000	0	0
Christopher J. Wegmann (5)	0 / 0	0	0	-	-	23,333	40,133	0	0
David M. Kantor (6)	0 / 0	300,000	0	2.04	11/5/2025	100,000	172,000	0	0

(1) 200,000 options vested on April 15, 2011, 97,667 on April 20, 2015, and 97,668 on December 31, 2015; 50,000 shares vested on April 15, 2011, 100,000 shares vested on May 29, 2011, 100,000 shares vested November 19, 2011, 152,000 shares vested on April 20, 2015, and 152,000 shares vested on December 31, 2015. The Chairperson was awarded 300,000 restricted shares of Class D common stock on January 5, 2010 and 456,000 restricted shares of Class D common stock on October 6, 2015. The Chairperson was also awarded on October 6, 2014 stock options to purchase 293,000 shares of the Company's Class D common stock.

(2) 383,333 options vested on April 15, 2011, 195,667 on April 20, 2015, and 195,668 on December 31, 2015; 100,000 shares vested on April 15, 2011, 333,333 shares vested on May 29, 2011, 333,333 shares vested on November 19, 2011, 304,334 shares vested on April 20, 2015, and 304,333 shares vested on December 31, 2016. The CEO was awarded 1,000,000 restricted shares of Class D common stock on January 5, 2010 and 913,000 restricted shares of Class D common stock on October 6, 2014. The CEO was also awarded on October 6, 2015 stock options to purchase 587,000 shares of the Company's Class D common stock.

(3) 25,000 options vested on February 19, 2011, 112,500 options vested on December 31, 2015, 25,000 shares vested on February 19, 2011, 75,000 shares vested on May 29, 2011, 75,000 shares vested on November 19, 2011, 200,000 shares vested on April 20, 2015, and 75,000 shares vested on December 31, 2015. The CFO was awarded 225,000 restricted shares of Class D common stock on January 5, 2010 and 350,000 restricted shares of Class D common stock on October 6, 2014. The CFO was also awarded on October 6, 2015 stock options to purchase 225,000 shares of the Company's Class D common stock.

(4) 75,000 shares vested on April 20, 2015, and 75,000 shares vested on December 31, 2015. The CAO was awarded 225,000 restricted shares of Class D common stock on October 6, 2014.

(5) 25,000 shares vested on March 1, 2013, March 1, 2012 and March 1, 2011, respectively, 23,334 shares vested on April 20, 2015, and 23,333 shares vested on December 31, 2015. The President-Radio was awarded 75,000 restricted shares of Class D common stock on December 6, 2010 and 70,000 restricted shares of Class D common stock on October 6, 2014. Mr. Wegmann retired from the Company, effective March 31, 2016.

(6) The CEO, Radio Division was awarded 100,000 restricted shares of Class D common stock and options to purchase 300,000 shares of the Company's Class D common stock on November 5, 2015

The following table sets forth non-qualified deferred compensation for our named executive officers in fiscal 2015.

Non-Qualified Deferred Compensation — 2015

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/Distributions	Aggregate Balance at Last Fiscal Year End
Catherine L. Hughes	$ —	$ —	$ 47	$ —	$ 468,759
Alfred C. Liggins, III	—	—	—	—	—
Peter D. Thompson	—	—	—	—	—
Linda J. Vilardo	—	—	—	—	—
David M. Kantor	—	—	—	—	—
Christopher J. Wegmann	—	—	—	—	—

The following table shows the potential payments to Ms. Hughes, Mr. Liggins, Mr. Thompson, Ms. Vilardo, Mr. Wegmann and Mr. Kantor upon termination or change in control under their respective employment agreements. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the date of termination was December 31, 2015, and (ii) the payments are based upon the terms of the employment agreement which was in effect on December 31, 2015.

Potential Payments upon Termination or Change of Control

	Resignation of Officer Upon Change in Control	Termination w/o Cause or Upon Change of Control or Resignation for Good Reason	Termination for Cause or Resignation w/o Good Reason, Death or Disability
Executive Benefits and Payments Upon Termination for Catherine L. Hughes			
Base Salary/Severance	$ 3,000,000	$ 1,000,000	n/a
Medical, Dental and Vision	n/a	6,900	n/a
Unvested Portion of Stock Awards	261,440	261,440	n/a
Deferred Compensation	468,759	$ 468,759	468,759
Total	$ 3,730,199	$ 1,737,099	$ 468,759
Executive Benefits and Payments Upon Termination for Alfred C. Liggins			
Base Salary/Severance	$ 3,750,000	$ 1,250,000	n/a
Medical, Dental and Vision	n/a	11,100	n/a
Unvested Portion of Stock Awards	523,453	523,453	n/a
Total	$ 4,273,453	$ 1,784,553	
Executive Benefits and Payments Upon Termination for Peter D. Thompson			
Base Salary/Severance	$ n/a	$ 325,000	n/a
Medical, Dental and Vision	n/a	n/a	n/a
Unvested Portion of Stock Awards	129,000	129,000	n/a
Total	$ 129,000	$ 454,000	
Executive Benefits and Payments Upon Termination for Linda J. Vilardo			
Base Salary/Severance	$ n/a	$ 0	$ n/a
Medical, Dental and Vision	n/a	n/a	n/a
Unvested Portion of Stock Awards	129,000	129,000	n/a
Total	$ 129,000	$ 129,000	
Executive Benefits and Payments Upon Termination for Christopher J. Wegmann			
Base Salary/Severance	$ n/a	$ 0	$ n/a
Medical, Dental and Vision	n/a	n/a	n/a
Unvested Portion of Stock Awards	40,133	40,133	n/a
Total	$ 40,133	$ 40,133	
Executive Benefits and Payments Upon Termination for David M. Kantor			
Base Salary/Severance	$ n/a	$ 0	$ n/a
Medical, Dental and Vision	n/a	n/a	n/a
Unvested Portion of Stock Awards	172,000	172,000	n/a
Total	$ 172,000	$ 172,000	

Directors' Fees

Pursuant to our director compensation policy, our non-employee directors each receive an annual retainer of $50,000 which is paid in equal installments on a quarterly basis and $50,000 of restricted stock units which vest over a two year period. In addition, they receive $10,000 annually for being a member of a committee (the chairman of each committee receives an additional $5,000 per annum) and are reimbursed for all out-of-pocket expenses related to meetings attended. Under our policies, the grant date for the Non-Employee Director Annual Award is the fifth day of the month following the date of the annual stockholder meeting.

2015 Director Compensation

Name	Fees Earned or Paid in Cash $ (1)	Stock Awards $ (1)(2)	Total $
Terry L. Jones (3)	75,000	49,283	124,283
Brian W. McNeill (3)	80,000	49,283	129,283
D. Geoffrey Armstrong (3)	75,000	49,283	124,283
Ronald E. Blaylock	60,000	49,283	109,283
Dennis A. Miller (4)	70,000	49,283	119,283

(1) The dollar amount recognized for financial statement reporting purposes in 2015 in accordance with ASC 718.

(2) On June 14, 2013 each non-employee director was awarded 21,929 restricted shares of Class D common stock.
   The number of shares was determined by dividing $2.28, the closing price of our Class D common stock on June 14, 2013 into $50,000.
   On June 16, 2014 each non-employee director was awarded 11,210 restricted shares of Class D common stock.
   The number of shares was determined by dividing $4.46, the closing price of our Class D common stock on June 16, 2014 into $50,000.
   On June 16, 2015 each non-employee director was awarded 13,736 restricted shares of Class D common stock.
   The number of shares was determined by dividing $3.64, the closing price of our Class D common stock on June 16, 2015 into $50,000.

(3) 92,040 exercisable options outstanding in the aggregate as of December 31, 2015.

(4) 43,489 exercisable options outstanding in the aggregate as of December 31, 2015. Mr. Miller resigned from the Board of Directors, effective December 31, 2015.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2015, the number of shares of Class A and Class D common stock that are issuable upon the exercise of stock options outstanding under our Amended and Restated 2009 Stock Plan and our 1999 Stock Plan, as amended on June 2, 2015, to increase the shares of Class D common stock available for issuance under the plan. The 1999 Stock Plan, as amended, expired by its terms on May 5, 2009, leaving no shares available for issuance under that plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders			
Radio One, Inc. Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan			
Class A	—	$ —	—
Class D	1,966,380	$ 1.74	—
Radio One, Inc. 2009 Stock Option and Restricted Stock Grant Plan			
Class D	1,745,729	$ 2.42	8,125,661
Total	3,712,109	$ 2.06	8,125,661

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the last completed fiscal year, which ended on December 31, 2015, the compensation committee was comprised of Terry L. Jones, Ronald E. Blaylock, D. Geoffrey Armstrong, Dennis A. Miller and Brian W. McNeill. Mr. Miller resigned from the board effective December 31, 2015, and, therefore, no longer serves as a member of the compensation committee. No member is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any entity that employed any member of the Company's compensation committee or board of directors.

COMPENSATION COMMITTEE REPORT

Director Terry L. Jones was the Chairperson and directors Ronald E. Blaylock, Brian W. McNeill, D. Geoffrey Armstrong and Dennis A. Miller served on the compensation committee. Mr. Miller resigned from the board effective December 31, 2015, and, therefore, no longer serves as a member of the compensation committee. The compensation committee has reviewed the performance of the executive officers of Radio One, Inc. and approved their 2015 compensation, including salary and cash and equity bonus amounts. The compensation committee also has reviewed and discussed the Compensation Discussion and Analysis for the fiscal year ended December 31, 2015, with the management of Radio One. Based on its review and discussion, the compensation committee recommends that this Compensation Discussion and Analysis be included in Radio One's proxy statement relating to the 2016 annual meeting of shareholders.

Respectfully submitted,

Compensation Committee:

Terry L. Jones, Chairman
Brian W. McNeill
D. Geoffrey Armstrong
Ronald E. Blaylock

AUDIT COMMITTEE REPORT

This report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any of Radio One's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

The audit committee's responsibilities are described in its written charter adopted by the board. The audit committee charter is posted on Radio One's website located at www.radio-one.com/about/audit_committee.asp. The audit committee fulfills its responsibilities through periodic meetings with our independent registered public accounting firm and management. The audit committee reviews the financial information that will be provided to stockholders and others, the systems of internal controls that management and the board have established, and the audit process. In fulfilling these responsibilities, the committee, among other things, oversees the independent registered public accounting firm and confirms their independence, reviews the adequacy of the system of internal accounting controls and internal control over financial reporting, reviews financial statements, earnings releases and accounting matters, and reviews related party transactions. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The committee meetings regularly included separate sessions with the independent registered public accounting firm, in each case without the presence of Radio One's management. As part of its oversight of Radio One's financial statements, the committee reviewed and discussed with both management and the independent registered public accounting firm the audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2015, and quarterly operating results prior to their issuance. During 2015, management advised the committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles and reviewed significant accounting and disclosure issues with the committee. The committee also typically holds discussions with management and the independent registered public accounting firm regarding the effectiveness of Radio One's internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Due to the Company's status as an accelerated filer for the year ended December 31, 2015, such discussion was required in connection with the filing of the Form 10-K for 2015. The committee also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *"Communications with Audit Committees,"* as amended, which includes, among other items, matters related to the conduct of the annual audit of Radio One's financial statements. In addition, the committee discussed with the independent registered public accounting firm the auditors' independence from Radio One and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1, *"Independence Discussions with Audit Committees,"* and the committee satisfied itself as to the independent registered public accounting firms' independence.

In reliance on the reviews and discussions referred to above, the committee recommended to the board, and the board approved, the inclusion of the audited financial statements in Radio One's Annual Report on Form 10-K for the year ended December 31, 2015, for filing with the SEC.

Respectfully submitted,

Audit Committee:

D. Geoffrey Armstrong, Chairman
Brian W. McNeill
Terry L. Jones

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We review all transactions and relationships in which Radio One and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. In addition, our code of ethics requires our directors, executive officers and principal financial officers to report to the board or the audit committee any situation that could be perceived as a conflict of interest. Once a related person transaction has been identified, the board of directors may appoint a special committee of the board of directors to review and, if appropriate, approve such transaction. The special committee will consider the material facts, such as the nature of the related person's interest in the transaction, the terms of the transaction, the importance of the transaction to the related person and to us, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and other matters it deems appropriate. As required under the SEC rules, we disclose in the proxy statement related party transactions that are directly or indirectly material to us or a related person.

The Tom Joyner Foundation

Reach Media provides office facilities (including office space, telecommunications facilities, and office equipment) to the Tom Joyner Foundation, Inc. (the "Foundation"), a 501(c)(3) entity, and to Tom Joyner, LTD. ("Limited"), Tom Joyner's production company. Such services are provided to the Foundation and to Limited on a pass-through basis at cost. Under these arrangements, as of December 31, 2015, the Foundation and Limited owed $3,000 and $11,000 to Reach Media, respectively. As of December 31, 2014, the Foundation and Limited owed $3,000 and $113,000 to Reach Media, respectively.

Reach Media operates the Tom Joyner Fantastic Voyage, a fund raising event for the Foundation. The terms of the agreement are that Reach Media provides all necessary operations for the Fantastic Voyage, that the Foundation reimburse the Company for all related expenses, and that the Foundation pay a fee plus a performance bonus to Reach Media. The fee is up to the first $1.0 million after the Fantastic Voyage nets $250,000 to the Foundation. The balance of any operating income is earned by the Foundation less a performance bonus of 50% to Reach Media of any excess over $1.25 million. The Foundation's remittances to Reach Media under the agreement are limited to its Fantastic Voyage-related cash revenues; Reach Media bears the risk should the Fantastic Voyage sustain a loss and bears all credit risk associated with the related customer cabin sales.

For the year ended December 31, 2015, Reach Media's revenues, expenses, and operating income for the Fantastic Voyage were approximately $8.7 million, $7.5 million, and $1.2 million, respectively; for the year ended December 31, 2014, approximately $6.6 million, $5.7 million, and $900,000, respectively; for the year ended December 31, 2013, approximately $7.2 million, $6.0 million, and $1.2 million, respectively. As of December 31, 2015 and 2014, the Foundation owed Reach Media approximately $1.2 million and $0, respectively under the agreement, for operations on the next sailing.

PROPOSAL 3 —RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our financial statements for the year ended December 31, 2015, have been audited by Ernst & Young LLP, our independent registered public accounting firm. The board of directors has appointed Ernst & Young LLP as independent registered public accounting firm to audit our financial statements for the year ending December 31, 2016. Although not required by the bylaws or other applicable laws, the board of directors, in accordance with accepted corporate practice, is asking stockholders to ratify the action of the board of directors in appointing the firm of Ernst & Young LLP to be the independent registered public accounting firm of Radio One for the year ending December 31, 2016, and to perform such other services as may be requested.

Whether the selection of Ernst & Young LLP is ratified or not by our stockholders at the annual meeting, the board of directors in its discretion may select and appoint a different independent registered public accounting firm at any time. In all cases, the board of directors will make any determination as to the selection of Radio One's independent registered public accounting firm in light of the best interests of Radio One and its stockholders.

Representatives of Ernst & Young LLP will be present at the meeting, and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees

The following table shows the fees paid by us for audit and other services provided by Ernst & Young LLP during 2015 and 2014:

	Year Ended December 31,	
	2015	2014
Audit fees(1)	$ 1,686,900	$ 1,420,430
Audit-related fees (2)	70,000	-

_____

(1) Consists of professional services rendered in connection with the audit of our financial statements for the most recent fiscal years, reviews of the financial statements included in our quarterly reports on Form 10-Q during the fiscal years ended December 31, 2015 and December 31, 2014, the stand-alone audit of TV One, LLC during the fiscal year ended December 31, 2014, and the issuance of consents for filings with the SEC and comfort letters.

(2) Consists of professional services rendered in connection with agreed-upon procedures engagements.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed for Radio One by Ernst & Young LLP. This policy provides for pre-approval by the audit committee of specifically defined audit and non-audit services. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to a certain amount provided that the chairman reports any decisions to the audit committee at its next scheduled meeting.

The Board Unanimously Recommends that You Vote "For"
the Ratification of Ernst & Young LLP as the Independent Registered Public Accounting Firm
for the Year Ending December 31, 2016.

STOCKHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

In order for a stockholder proposal intended to be presented pursuant to Rule 14a-8 under the Exchange Act to be included in the proxy statement for the 2017 annual meeting, we must receive it no later than January 1, 2017, the date that is expected to be approximately 120 days prior to the mailing of the proxy statement for the 2017 annual meeting of stockholders. To be considered for inclusion in our proxy statement for that meeting, the stockholder proposal must be in compliance with Rule 14a-8 under the Exchange Act. In order for a stockholder proposal outside of Rule 14a-8 to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, the stockholder proposal must be received by Radio One no later than March 10, 2017. Stockholder proposals must be submitted by written notice delivered to the Assistant Secretary, Radio One, Inc., 14th Floor, 1010 Wayne Avenue, Silver Spring, Maryland 20910.

OTHER BUSINESS

At this time, the board of directors does not know of any business to be brought before the meeting other than the matters described in the notice of annual meeting. However, if a stockholder properly brings any other matters for action, each person named in the accompanying proxy intends to vote the proxy in accordance with his or her judgment on such matters.

By Order of the Board of Directors,



Linda J. Vilardo
Assistant Secretary

RADIO ONE

RADIO ONE, INC.
1010 WAYNE AVENUE, 14TH FLOOR
SILVER SPRING, MD 20910
ATTN: LINDA J. VILARDO

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E07836-P77706

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RADIO ONE, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Vote For Directors — ☐ ☐ ☐ _____

1. Election of Class A Directors

   NOMINEES:

01) Brian W. McNeill	Class A Director
02) Terry L. Jones	Class A Director

2. Election of Class B Directors

   NOMINEES:

03) Catherine L. Hughes	Class B Director
04) Alfred C. Liggins, III	Class B Director
05) D. Geoffrey Armstrong	Class B Director
06) Ronald E. Blaylock	Class B Director

Vote on Proposal

		For	Against	Abstain
3.	The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for Radio One for the year ending December 31, 2016.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on 6/2/2016.

The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

E07837-P77706

RADIO ONE, INC.
Annual Meeting of Shareholders
June 2, 2016
9:30 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Peter D. Thompson and Linda J. Vilardo, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A common stock of Radio One, Inc. that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at 9:30 AM, EDT on June 2, 2016 at The DoubleTree Hotel, 8727 Colesville Road, Silver Spring, MD 20910, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side